UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2024

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 25, 2024

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

(TSE Code: 8306)

MUFG Bank, Ltd.

(Amendment) Notice Concerning Amendments to the “Notice Concerning Commencement of Tender Offer for Share Certificates, Etc. of WealthNavi Inc. (TSE Code: 7342) by MUFG Bank, Ltd.” in Connection with Filing of Amendment Registration Statement to Tender Offer Registration Statement by MUFG Bank, Ltd.

Tokyo, December 25, 2024 — MUFG Bank, Ltd. (the “Tender Offeror”), a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc., today announced that it has released this “(Amendment) Notice Concerning Amendments to the “Notice Concerning Commencement of Tender Offer for Share Certificates, Etc. of WealthNavi Inc. (TSE Code: 7342) by MUFG Bank, Ltd.” in Connection with Filing of Amendment Registration Statement to Tender Offer Registration Statement by MUFG Bank, Ltd.” in conjunction with the release of the “Notice Regarding Revision of the Full-Year Earnings Forecast” by WealthNavi Inc.

End

These materials are considered to be disclosures by Mitsubishi UFJ Financial Group, Inc. (the parent company of the Tender Offeror) pursuant to the Securities Listing Enforcement Rules, as well as announcements made by Mitsubishi UFJ Financial Group, Inc., in accordance with Article 30, Paragraph 1, Item (4) of the Financial Instruments and Exchange Act Enforcement Order pursuant to a request from the Tender Offeror.

Attachment:

“(Amendment) Notice Concerning Amendments to the “Notice Concerning Commencement of Tender Offer for Share Certificates, Etc. of WealthNavi Inc. (TSE Code: 7342) by MUFG Bank, Ltd.” in Connection with Filing of Amendment Registration Statement to Tender Offer Registration Statement by MUFG Bank, Ltd.” dated December 25, 2024

MUFG Bank, Ltd.

(Amendment) Notice Concerning Amendments to the “Notice Concerning Commencement of Tender Offer for Share Certificates, Etc. of WealthNavi Inc. (TSE Code: 7342) by MUFG Bank, Ltd.” in Connection with Filing of Amendment Registration Statement to Tender Offer Registration Statement by MUFG Bank, Ltd.

Tokyo, December 25, 2024 — On December 2, 2024, MUFG Bank, Ltd. (the “Tender Offeror”) commenced the tender offer (the “Tender Offer”) for the share certificates, etc. of WealthNavi Inc., (TSE Code: 7342; listed on the Growth Market of the Tokyo Stock Exchange, Inc.) (the “Target Company”) under the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended) (the “Act”).

On December 25, 2024, the Target Company released the “Notice Regarding Revision of the Full-Year Earnings Forecast”. In connection with this, the Tender Offeror is required to amend a portion of the matters stated in the Tender Offer Registration Statement in relation to the Tender Offer filed on December 2, 2024 (including the matters amended by the Amendment Registration Statement to Tender Offer Registration Statement filed on December 11, 2024). Accordingly, in order to amend the Tender Offer Registration Statement, the Tender Offeror today filed an Amendment Registration Statement to Tender Offer Registration Statement with the Director-General of the Kanto Local Finance Bureau pursuant to the provision of Article 27-8, Paragraph 2 of the Act.

The Tender Offeror hereby announces that, in connection therewith, it has amended the contents of the “Notice Concerning Commencement of Tender Offer for Share Certificates, Etc. of WealthNavi Inc. (TSE Code: 7342) by MUFG Bank, Ltd.” dated November 29, 2024 (including the matters amended by the “(Amendment) Notice Concerning Amendments to the “Notice Concerning Commencement of Tender Offer for Share Certificates, Etc. of WealthNavi Inc. (TSE Code: 7342) by MUFG Bank, Ltd.” and the Public Notice of Commencement of the Tender Offer in Connection with Filing of Amendment Registration Statement to Tender Offer Registration Statement by MUFG Bank, Ltd.” released on December 11, 2024) as described below. Please note that these amendments do not include any changes to the terms of purchase, etc. as defined in Article 27-3, Paragraph 2, Item (1) of the Act.

Amendments are underlined.

IV.	Other Matters

(2)	Other Information Deemed Necessary for Investors to Decide Whether or not to Tender Shares in Response to the Tender Offer

(Before amendment)

(A)	Release of the “Non-consolidated Financial Results for the first nine months of the fiscal year Ending December 2024 (Under Japanese GAAP)”

The Target Company released the Target Company’s Financial Results on November 14, 2024. The following is an outline based on said release. According to the Target Company, the Target Company has not undergone an interim review by an audit firm for the contents of said release as provided for in Article 193-2, Paragraph 1 of the Act. Furthermore, please note that the following outline of the release content is a partial excerpt of the contents released by the Target Company. For details, please refer to the contents of said release.

(i)	Profit and Loss

Fiscal period	Third Quarter of the fiscal year ending December 31, 2024
Operating revenue	8,117,814 thousand yen
Financial expenses	56,253 thousand yen
Sales, general, and administrative expenses	7,538,530 thousand yen
Non-operating income	4,725 thousand yen
Non-operating expenses	245,381 thousand yen
Quarterly net income	233,836 thousand yen

(ii)	Per Share Information

Fiscal period	Third Quarter of the fiscal year ending December 31, 2024
Quarterly net income per share	4.11 yen
Dividend per share	0.00 yen

(After amendment)

(A)	Release of the “Non-consolidated Financial Results for the first nine months of the fiscal year Ending December 2024 (Under Japanese GAAP)”

The Target Company released the Target Company’s Financial Results on November 14, 2024. The following is an outline based on said release. According to the Target Company, the Target Company has not undergone an interim review by an audit firm for the contents of said release as provided for in Article 193-2, Paragraph 1 of the Act. Furthermore, please note that the following outline of the release content is a partial excerpt of the contents released by the Target Company. For details, please refer to the contents of said release.

(i)	Profit and Loss

Fiscal period	Third Quarter of the fiscal year ending December 31, 2024
Operating revenue	8,117,814 thousand yen
Financial expenses	56,253 thousand yen
Sales, general, and administrative expenses	7,538,530 thousand yen
Non-operating income	4,725 thousand yen
Non-operating expenses	245,381 thousand yen
Quarterly net income	233,836 thousand yen

(ii)	Per Share Information

Fiscal period	Third Quarter of the fiscal year ending December 31, 2024
Quarterly net income per share	4.11 yen
Dividend per share	0.00 yen

(B)	Release of the “Notice Regarding Revision of the Full-Year Earnings Forecast”

On December 25, 2024, the Target Company released the “Notice Regarding Revision of the Full-Year Earnings Forecast” and revised its full-year earnings forecast for the year ended December 31, 2024 (from January 1, 2024 to December 31, 2024) released by the Target Company on August 9, 2024. The following is an outline of the revision of the full-year forecast. Furthermore, please note that the following outline of the release content is a partial excerpt of the contents released by the Target Company. For details, please refer to the contents of said release.

	Operating revenue	Operating profits
Previously announced forecast (A)	Million Yen 11,187	Million Yen 531
Revised forecast (B)	Million Yen 11,149	Million Yen 809
Amount of increase or decrease ((B)-(A))	Million Yen -38	Million Yen +278
Ratio of increase or decrease (%)	-0.3%	+52.4%
(Reference) Results for the previous fiscal year (year ended December 31, 2023)	Million Yen 8,168	Million Yen 524

End

U.S. Regulation

The common shares (the “Target Company Shares”) and stock acquisition rights (the “Stock Acquisition Rights”) of the Target Company, a company incorporated in Japan, are subject to the Tender Offer. The Tender Offer will be conducted in accordance with the procedures and information disclosure standards prescribed under the laws of Japan, which are not necessarily the same as the procedures and information disclosure standards in the United States. In particular, Section 13(e) and Section 14(d) of the U.S. Securities Exchange Act of 1934 (as amended; the same applies hereinafter) and the rules prescribed thereunder do not apply to the Tender Offer, and the Tender Offer does not conform to those procedures and standards. Financial information contained in this press release and in the reference materials pertaining hereto has been prepared in accordance with Japanese accounting standards, which may be materially different from generally accepted accounting standards in the U.S. or other countries. In addition, as the Tender Offeror is a legal entity established outside the United States and all or some of its officers are non-U.S. residents, it may become difficult to exercise rights or requests which could be claimed under U.S. securities laws. Furthermore, it may not be possible to commence legal proceedings against a legal entity established outside the United States and its officers in a non-U.S. court for violations of U.S. securities laws. Furthermore, U.S. courts may not necessarily have jurisdiction over legal entities and their respective subsidiaries and affiliates outside the U.S.

Unless otherwise specified, all procedures relating to the Tender Offer are to be conducted entirely in Japanese. If all or any part of a document relating to the Tender Offer is prepared in the English language and there is any inconsistency between the English language documentation and the Japanese language documentation, the Japanese language documentation will prevail.

Before the commencement of the Tender Offer or during the purchase period of the Tender Offer, the Tender Offeror, the financial advisor of each of the Tender Offeror and the Target Company, and the tender offer agent (including their respective affiliates) may purchase the Target Company Shares or the Stock Acquisition Rights, or engage in related activities, on their own account or the account of their client to the extent permitted by Japanese laws and regulations related to financial instruments transactions and other applicable laws and regulations in the ordinary course of their business and in accordance with the requirements of Rule 14e-5(b) of the U.S. Securities Exchange Act of 1934. In this case, the Target Company Shares and the Stock Acquisition Rights may be traded at the market price through market transactions or at a price determined by negotiations outside of the market. If information regarding such purchase is disclosed in Japan, that information will also be disclosed in English on the English website of the person conducting the purchase in question or the affiliates thereof.

Forward Looking Statements

This press release and the reference materials pertaining hereto include “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934. Actual results might be substantially different from the content explicitly or implicitly indicated in these forward-looking statements due to known or unknown risks, uncertainties, or any other factors. Neither the Tender Offeror, the Target Company, nor their affiliates makes any warranty that the results explicitly or implicitly indicated in these “forward-looking statements” will be achieved. The “forward-looking statements” contained in this press release and the reference materials pertaining hereto have been prepared based on the information held by the Tender Offeror and the Target Company at the time this press release was published, and, unless otherwise required under applicable laws and regulations, neither the Tender Offeror, the Target Company, nor their affiliates assume any obligation to amend or revise those statements to reflect any future events or circumstances.

Regulation on Solicitation

This press release has not been prepared for the purpose of soliciting the sale of shares. If shareholders wish to make an offer to sell their shares, they should first carefully read the tender offer explanatory statement for the Tender Offer and make their own independent decision. This press release does not constitute, nor form part of, any offer to sell, solicitation of a sale of, or any solicitation of an offer to buy, any securities. In addition, neither this press release (nor any part of it) nor the fact of its distribution shall form the basis of any agreement regarding the Tender Offer, nor shall it be relied on in connection with executing any such agreement.

Other Countries

Some countries or regions may impose restrictions on the announcement, issuance, or distribution of this press release. In such cases, please take note of such restrictions and comply with them. The announcement, issuance, or distribution of this press release shall not constitute a solicitation of an offer to sell or an offer to purchase share certificates, etc. related to the Tender Offer and shall be deemed to be a distribution of materials for informative purposes only.